UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b25

NOTIFICATION OF LATE FILING

☒ Form 10K ☐ Form 20F ☐ Form 11K ☐ Form 10Q

☐ Form NSAR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10K

☐ Transition Report on Form 20F

☐ Transition Report on Form 11K

☐ Transition Report on Form 10Q

☐ Transition Report on Form NSAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Liquid Holdings Group, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

800 Third Ave., 38th Floor

City, State and Zip Code: New York, NY 10022

PART II — RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K or Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Liquid Holdings Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the following reasons:

The Audit Committee of the Company’s Board of Directors, with the assistance of outside legal counsel, is conducting an investigation into certain issues raised by counsel to one of our shareholders, including allegations about the Company’s former senior management. Because of the timing of this investigation, the Company was unable to deliver certain material to its independent registered public accounting firm with sufficient time for them to complete their audit of the Company’s 2014 consolidated financial statements prior to the filing deadline for the Annual Report. The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report.

The Company’s expectations regarding the timing of the filing of the Annual Report and the impact on its consolidated financial statements are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file the Annual Report in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Monica Gould	212	871-3927
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $48.8 million for the year ended December 31, 2014 compared to approximately $46.6 million for the year ended December 31, 2013. This expected increase in our net loss will be due primarily to non-cash charges recorded in 2014 related to the impairment of our goodwill and bad debts on uncollectible receivables offset, in part, by a decrease in share-based compensation.

(4)	Exhibits.

None.

Liquid Holdings Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By:	/s/ Peter R. Kent
		Name:	Peter R. Kent
		Title:	Chief Executive Officer and Chief Financial Officer